May 15, 2009

CORRESPONDENCE FILED VIA EDGAR

AND OVERNIGHT DELIVERY

Mr. Matthew Spitzer

Attorney-Advisor

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	News Corporation

Form 10-K for the Fiscal Year Ended June 30, 2008

Filed August 13, 2008

File No. 001-32352

Definitive Proxy Statement on Schedule 14A

Filed August 19, 2008

File No. 001-32352

Dear Mr. Spitzer:

Pursuant to our telephone conversation with the Staff on May 14, 2009, we are submitting this letter on behalf of News Corporation (the “Company”) to inform the Staff that the Company will respond to the Staff’s letter of comment dated May 1, 2009 on or before May 29, 2009.

Should you have questions, please do not hesitate to contact the undersigned at (212) 918-8270.

Sincerely,

/s/ Amy Bowerman Freed
Amy Bowerman Freed
Hogan & Hartson LLP